SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D
(Amendment No. 3)
Under the Securities Exchange Act of 1934

Dynatronics Corporation
(Name of Issuer)

Common Stock, $no par value
(Title of Class of Securities)

268157
(CUSIP Number)

Provco Ventures I LP
795 E. Lancaster Ave. Suite 200
Villanova, PA 19085
(610) 520-2010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for the Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268157

(1)	Names of Reporting Persons

Provco Ventures I LP

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) N/A
(b) N/A

(3)	SEC Use Only

(4)	Source of Funds (See Instructions):

WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

(6)	Citizenship or Place of Organization

U.S.

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power: (8) Shared Voting Power: (9) Sole Dispositive Power: (10) Shared Dispositive Power:	2,446,944 N/A 2,446,944 N/A

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

2,446,944 shares of common stock

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13)	Percent of Class Represented by Amount in Row (11):

25.2% of common stock

(14)	Type of Reporting Person (See instructions):

PN

This Amendment No. 3, dated December 1, 2017, amends and supplements the Schedule 13D dated and filed July 10, 2015 (as amended and supplemented to date, the "Schedule 13D"), of Provco Ventures I LP (the "Reporting Person"), relating to shares of common stock, no par value (the "Common Stock"), of Dynatronics Corporation, a Utah corporation (the "Issuer").  Unless otherwise indicated, all capitalized terms used but not define herein have the meaning ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following paragraph at the beginning thereof:

On October 2, 2017, the Reporting Person closed on the purchase of 300,000 shares of the Issuer's new Series C Non-Voting Convertible Preferred Stock (the "Series C Preferred Stock") at a purchase price of $2.50 per share, and warrants to purchase a total of 150,000 shares of the Issuer's common stock (the "Common Stock"), exercisable at $2.75 per share for six years, pursuant to the terms of a Securities Purchase Agreement (the "Series C Purchase Agreement") entered into by the Issuer with certain accredited investors, including the Reporting Person.  The source of the above purchase price was working capital of the Reporting Person.  Under the terms of the Series C Purchase Agreement and the corresponding Certificate of Designations, Preferences and Rights of the Series C Preferred Stock (the "Designation"), the issuance of the shares of Common Stock underlying the conversion, payment of dividends and redemption of the Series C Preferred Stock, and the execution of the warrants was made conditional upon obtaining approval of the Issuer's shareholders.  The Series C Purchase Agreement and the Designation further provided for the mandatory conversion of the Series C Preferred Stock to Common Stock upon obtaining such shareholder approval.  On November 29, 2017, the Issuer's shareholders approved the issuance to the Reporting Person of Common Stock underlying the conversion, payment of dividends and redemption of Series C Preferred Stock, and the execution of warrants to purchase Common Stock acquired by the Reporting Person under the Series C Purchase Agreement.  Upon obtaining such shareholder approval, the Series C Preferred Stock automatically converted to Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) As of November 29, 2017, the Reporting Person beneficially owned (as that term is defined in Rule 13d-3 promulgated by the SEC) an aggregate of 2,446,944 shares of Common Stock, consisting of 586,944 shares of Common Stock, 484,000 shares of Common Stock underlying Series A Preferred Stock that may be converted by the Reporting Person, 200,000 shares of Common Stock underlying Series B Preferred Stock that may be converted by the Reporting Person, and 1,176,000 shares of Common Stock underlying warrants that may be exercised by the Reporting Person. The aggregate shares represent approximately 25.2% of the outstanding voting common stock of the Issuer.1

(b) The Reporting Person has sole voting and dispositive power with respect to all shares of the Common Stock beneficially owned by the Reporting Person.

(c) Except as set forth herein, neither the Reporting Person nor, to the best knowledge of the Reporting Person, without independent verification, any person named in Item 2 hereof, has effected any transaction in the class of securities reported herein during the past 60 days.  On October 3, 2017, the Reporting Person was issued 9,417 shares of Common Stock as dividends with respect to Series A Preferred Stock purchased by the Reporting Person on June 30, 2015, 1,987 shares of Common Stock as dividends with respect to Series A Preferred Stock purchased by the Reporting Person on December 28, 2016, and 4,709 shares of Common Stock as dividends with respect to Series B Preferred Stock purchased by the Reporting Person on April 3, 2017.

(d) Not applicable.

(e) Not applicable.

Item 7. Material to be filed as Exhibits.

1. Securities Purchase Agreement, dated as of September 26, 2017, by and between Dynatronics Corporation and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 10.3 to Dynatronics Corporation's current report on Form 8-K filed with the Securities and Exchange Commission on September 27, 2017).

2. Certificate of Designations, Preferences and Rights of the Series C Non-Voting Convertible Preferred Stock of Dynatronics Corporation (incorporated by reference to Exhibit 3.1 to Dynatronics Corporation's current report on Form 8-K filed with the Securities and Exchange Commission on September 27, 2017).

1 Based upon 7,842,671 shares of issued and outstanding shares of the Issuer's Common Stock as of the date of this filing. Pursuant to Rule 13d-3 promulgated by the Commission, to compute the Reporting Person's beneficial ownership of shares of the Issuer's Common Stock, any such shares not outstanding which are subject to warrants or conversion privileges are deemed to be outstanding for purposes of computing the percentage of outstanding securities of the class owned by the Reporting Person, but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person's knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: December 1, 2017	Provco Ventures I LP By: Provco, LLC, its general partner By: /s/ David B. Holtz Title: VP